UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OGLEBAY NORTON COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

677007205

(CUSIP Number)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

Thomas O. Boucher, Jr.
Ingalls & Snyder, LLC
61 Broadway
New York, New York 10006
212-269-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 677007205	Page 2 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) INGALLS & SNYDER, LLC 13-5156620

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK STATE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,158,176 (see Item 5) 0 2,667,898 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,667,898 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD, IA

SCHEDULE 13D

CUSIP No.: 677007205	Page 3 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) INGALLS & SNYDER VALUE PARTNERS, L.P. 13-3694561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK STATE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,158,176 (see Item 5) 0 1,158,176 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,176 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.: 677007205	Page 4 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) THOMAS O. BOUCHER, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	9,132 1,158,176 (see Item 5) 9,132 1,289,316 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,448 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No.: 677007205	Page 5 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) ROBERT L. GIPSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	110,365 1,158,176 (see Item 5) 110,365 1,158,176 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,541 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No.: 677007205	Page 6 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) ADAM D. JANOVIC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	16,393 0 16,393 459,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,139

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No.: 677007205	Page 7 of 12 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY) STEVEN M. FOOTE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 827,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

INTRODUCTION

           This Schedule 13D Statement (this "Statement") is filed on behalf of (i) Ingalls & Snyder, LLC, a New York limited liability company, (ii) Ingalls & Snyder Value Partners, L.P., a New York limited partnership, (iii) Thomas O. Boucher, Jr., (iv) Robert L. Gipson, (v) Steven M. Foote, and (vi) Adam D. Janovic (collectively, the "Reporting Persons") for the purpose of disclosing the acquired beneficial ownership of the Reporting Persons in the Company (defined below) pursuant to the Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession under Chapter 11 of the Bankruptcy Code, dated July 30, 2004, (as modified, the "Plan"), which was confirmed on November 17, 2004 and declared effective on January 31, 2005 by the United States Bankruptcy Court, District of Delaware (the "Effective Date").

ITEM 1.	SECURITY AND ISSUER

           This Statement relates to the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Oglebay Norton Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 1001 Lakeside Avenue, Cleveland, Ohio 44114.

ITEM 2.	IDENTITY AND BACKGROUND

           (a) - (f) The Reporting Persons filing this statement are (i) Ingalls & Snyder, LLC, a New York limited liability company ("I&S"), (ii) Ingalls & Snyder Value Partners, L.P., a New York limited partnership ("ISVP"), (iii) Thomas O. Boucher, Jr., a citizen of the United States, (iv) Robert L. Gipson, a citizen of the United States, (v) Steven M. Foote, a citizen of the United States, and (vi) Adam D. Janovic, a citizen of the United States.

           Messrs. Boucher and Gipson are the general partners of ISVP, and Mr. Boucher is a Managing Director of I&S. Mr. Foote is a Senior Director of I&S, and Mr. Janovic is a Director of I&S. The other Managing Directors of I&S are: Lawton S. Lamb, William Reed Simmons, John J. Dougherty, Edward H. Oberst, Robert E. Belknap, H. Shepard Boone, Christopher R. Siege and Thomas P. DiTosto, each of whom is a citizen of the United States. The address of the principal business and principal office of each of the Reporting Persons and of each Managing Director of I&S is 61 Broadway, New York, New York 10006.

           On January 31, 2005, Mr. Boucher was appointed the Chairman of the board of directors of the Company and the Chair of the Executive Committee of the board of directors of the Company pursuant to the terms of the Plan.

           The principal business of I&S is acting as a broker/dealer and investment advisor. The principal business of ISVP is acting as a private investment partnership. The principal employment of Mr. Janovic is as a Director of I&S. The principal employment of Mr. Gipson and Mr. Foote is acting as Senior Directors of I&S and of each Managing Director of I&S is acting in such capacity.

           Neither any Reporting Persons nor any Managing Director of I&S has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to the distribution procedures set forth in the Plan, on the Effective Date, the Company issued shares of Common Stock to holders of allowed 10% Senior Subordinated Note claims entirely in exchange for their claims pursuant to section 1145(a)(1) of the Bankruptcy Code. The Reporting Persons received the following number of shares of Common Stock in accordance with such distribution: (i) ISVP received 254,784 Shares, (ii) Mr. Boucher received 293 Shares, (iii) Steadfast LLC (of which Mr. Foote is the manager) received 2,929 Shares, (iv) Mr. Janovic received 4,393 Shares and (v) the holders of the brokerage accounts over which Messrs. Foote and Janovic exercise investment discretion received an aggregate of 322,002 Shares.

           Pursuant to the Commitment Agreement, dated as of February 23, 2004 (as further amended and modified, the "Commitment Agreement"), among the Company, certain holders of the 10% Senior Subordinated Notes due February 1, 2009 of the Company (the "Senior Subordinated Notes") and certain third party accredited investors (collectively, the "Subscribers"), on the Effective Date, the Company sold an aggregate of 3,360,800 shares of Convertible Preferred Stock to the Subscribers for $10 per share. Under the terms of the Commitment Agreement, (i) ISVP purchased 903,392 shares of Convertible Preferred Stock for a total price of $9,033,920, (ii) Mr. Boucher purchased 8,839 shares of Convertible Preferred Stock for a total price of $88,390, (iii) Robert L. Gipson IRA (of which Mr. Gipson is the beneficiary) purchased 35,365 shares of Convertible Preferred Stock for a total price of $353,650, (iv) Steadfast LLC (of which Mr. Foote is a manager) purchased 10,929 shares of Convertible Preferred Stock for a total price of $109,290, (v) Mr. Janovic purchased 12,000 shares of Convertible Preferred Stock for a total price of $120,000, (vi) Gator Investments LLC (of which Mr. Janovic is a manager) purchased 15,122 shares of Convertible Preferred Stock for $151,220, and (vii) the account holders of the brokerage accounts over which Messrs. Foote and Janovic exercise investment discretion purchased an aggregate of 703,327 Convertible Preferred Stock for a total price of $7,033,270.

           At the Effective Date, in consideration for their total commitment under the Commitment Agreement, (i) ISVP received a cash fee of $840,621, (ii) Mr. Boucher received a cash fee of $29,631, (iii) Robert L. Gipson IRA received a cash fee of $166,206, (iv) Steadfast LLC received a cash fee of $1,600, (v) Mr. Janovic received a cash fee of $2,400, and (vi) the holders of the brokerage accounts over which Messrs. Foote and Janovic exercise investment discretion received an aggregate cash fee of $462,763.

           In addition, certain other customer account holders of the I&S brokerage accounts who were holders of the Senior Subordinated Notes but were not parties to the Commitment Agreement acquired an aggregate of 451,120 shares of Convertible Preferred Stock for $10 per share, or an aggregate consideration of $4,511,200, in a rights offering conducted by the Company prior to the Effective Date of the Plan.

           The aggregate consideration paid for (i) the Convertible Preferred Stock that are reported in this Statement and (ii) the Senior Subordinated Notes that the Reporting Persons owned pre-petition, and sources of such funds were as follows: (1) ISVP paid $12,593,114.44 from its working capital; (2) Mr. Gipson paid $353,650 from personal funds; (3) Mr. Boucher paid $91,905 from personal funds; (4) Mr. Janovic paid $188,255 from personal funds; and (5) brokerage accounts of other I&S customers over which agents, including Messrs. Foote and Janovic, of I&S exercise discretion, paid an aggregate of $17,157,001.22 (of which $5,875,731.22 was for the purchase of the Shares and $11,281,270 was for the purchase of the Convertible Preferred Stock) from funds held in such accounts. In addition, purchases by any of the foregoing through brokerage accounts at I&S may have used funds borrowed from I&S on customary margin account terms.

           The description of the Commitment Agreement and the Plan is not intended to be complete and is qualified in its entirety by reference to such documents which are annexed hereto as Exhibits 2 and 3, respectively, all of which are incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION

           The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

           On January 31, 2005, Mr. Boucher was appointed the Chairman of the board of directors of the Company and the Chair of the Executive Committee of the board of directors of the Company pursuant to the terms of the Plan.

           The Reporting Persons acquired beneficial ownership of the shares of Common Stock and Convertible Preferred Stock for investment purposes. The Reporting Persons may from time to time consider and discuss among themselves and with other persons market conditions and other factors concerning their investment in the Company, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests, including transfers of their shares of Common Stock and Convertible Preferred Stock to third parties. The Reporting Persons reserve the right from time to time to acquire or to dispose of the Common Stock and the Convertible Preferred Stock or to formulate other purposes, plans or proposals regarding the Company, the Common Stock or the Convertible Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

           Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Pursuant to their terms, the shares of Convertible Preferred Stock are convertible at the option of the holder into shares of Common Stock at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock. All Shares reported as beneficially owned by a Reporting Person and related percentage of outstanding Shares assume the conversion of all Convertible Preferred Stock beneficially owned by such Reporting Person based on the 3,193,408 share of Common Stock outstanding as of January 31, 2005 plus the assumed conversion of the Convertible Preferred Stock over which such Reporting Person has or shares voting or dispositive authority.

           Collectively, the Reporting Persons, for purposes of Rule 13d-3 under the Act may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 2,667,898 shares of Common Stock representing approximately 51.1% of the issued and outstanding shares of Common Stock.

           As of the close of business on January 31, 2005, I&S may be deemed to beneficially own 2,667,898 Shares (representing 51.1% of the class), consisting of 1,158,176 Shares as to which I&S shares voting and dispositive power with ISVP and Messrs. Boucher and Gipson and 1,509,722 Shares as to which I&S shares dispositive power with holders of certain of its brokerage accounts and Messrs. Foote, Janovic, Boone, DiTosto, Dougherty and Siege. Shares reported as beneficially owned by I&S include the Shares owned by ISVP, an investment partnership managed by I&S under an investment advisory contract. Shares reported under shared dispositive power by I&S include Shares held in I&S brokerage accounts over which Messrs. Foote, Janovic, Boone, DiTosto, Dougherty and Siege hold discretionary investment authority.

           As of the close of business on January 31, 2005, ISVP may be deemed to beneficially own 1,158,176 Shares (representing 28.3% of the class), as to which ISVP shares voting and dispositive power with I&S and the general partners of ISVP, Messrs. Boucher and Gipson.

           By virtue of his relationship with ISVP, as of the close of business on January 31, 2005, Mr. Boucher may be deemed to beneficially own 1,298,448 Shares (representing 31.6% of the class), consisting of 9,132 Shares as to which Mr. Boucher has sole voting and dispositive power, 1,158,176 Shares as to which Mr. Boucher shares voting or dispositive power with ISVP and I&S and 131,140 Shares as to which Mr. Boucher shares voting or dispositive power with customers.

           By virtue of his relationship with ISVP, as of the close of business on January 31, 2005, Mr. Gipson may be deemed to beneficially own 1,268,541 Shares (representing 30.7% of the class), consisting of 110,365 Shares as to which Mr. Gipson has sole voting and dispositive power (which number includes 35,655 shares of Preferred Stock directly owned by Mr. Gipson and 75,000 Shares that are subject to warrants held and exercisable by Mr. Gipson) and 1,158,176 Shares as to which Mr. Gipson shares voting power and dispositive power with ISVP and I&S.

           As of the close of business on January 31, 2005, Mr. Foote may be deemed to beneficially own 827,583 Shares (representing 21.8% of the class), consisting of 827,583 Shares as to which Mr. Foote shares dispositive power with I&S pursuant to investment agreements with certain brokerage accounts granting discretionary investment authority to Mr. Foote.

           As of the close of business on January 31, 2005, Mr. Janovic may be deemed to beneficially own 476,139 Shares (representing 13.2% of the class), consisting of 16,393 Shares as to which Mr. Janovic has sole voting and dispositive power, and 459,746 Shares as to which Mr. Janovic shares dispositive power with I&S pursuant to investment agreements with certain brokerage accounts granting discretionary investment authority to Mr. Janovic.

           Each of Messrs. Boone, DiTosto, Dougherty and Siege share dispositive power with I&S over certain Shares pursuant to investment agreements with holders of certain brokerage accounts granting them discretionary authority. None of Messrs. Boone, DiTosto, Dougherty and Siege is deemed to have or share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, more than five percent of the issued and outstanding shares of Common Stock.

           Each Reporting Person expressly disclaims beneficial ownership of the Shares that may deemed to be beneficially owned by such Reporting Person except to the extent of its pecuniary interest in the Company's securities.

(c)     None.

(d)     Shares reported under shared dispositive power by I&S and Messrs. Foote and Janovic also include Shares held in I&S brokerage accounts over which Messrs. Foote and Janovic hold discretionary investment authority. Additionally, the Shares reported under shared dispositive power by I&S also include Shares held in I&S brokerage accounts over which either of Messrs. Boone, DiTosto, Dougherty or Siege holds discretionary investment authority. The holders of these brokerage accounts may revoke such discretionary authority at any time and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held in their respective brokerage account.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Commitment Agreement

On February 23, 2004, the Company entered into a Commitment Agreement with the Subscribers, including the Reporting Persons. Under the terms of the Commitment Agreement, each of the holders of the Company's Senior Subordinated Notes party to the Commitment Agreement severally agreed to purchase its ratable share of 8,000,000 shares of the Convertible Preferred Stock, and certain of such holders, along with certain third party accredited investors party to the Commitment Agreement, severally agreed to purchase specified amounts of shares of the Convertible Preferred Stock that were not subscribed for in the rights offering, all subject to the satisfaction or waiver of certain conditions contained in the Commitment Agreement. On June 29, 2004, the Company and the Subscribers entered into an amendment to the Commitment Agreement under which certain of the Subscribers agreed to purchase an aggregate of 500,000 additional shares of Convertible Preferred Stock at $10 per share for a total purchase price of $5 million. The additional 500,000 shares were allocated among such holders of Senior Subordinated Notes and such third party accredited investors in proportion to their respective standby commitments under the Commitment Agreement in respect of the rights offering. On January 25, 2005, the Company concluded the rights offering of 5,139,200 shares of Convertible Preferred Stock at a purchase price of $10 per share. As a result, on the Effective Date, the aggregate of 3,360,800 shares of Convertible Preferred Stock were purchased by the Subscribers pursuant to the Commitment Agreement.

Registration Rights Agreement

On the Effective Date, the Company and the Subscribers, including the Reporting Persons, entered into a Registration Rights Agreement (the "Registration Rights Agreement"), granting a demand registration right to enable the Subscribers to resell, pursuant to a registration statement the total of 3,360,800 shares of Convertible Preferred Stock purchased pursuant to the Commitment Agreement, and the 3,360,800 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock. The preliminary registration statement was filed with the Securities and Exchange Commission (the "SEC") on January 27, 2005. Once it becomes effective, the Company is required to keep the registration statement effective until the earliest of (1) two years after the effective date of that registration statement, (2) the date when all of the shares covered by the registration statement have been sold pursuant to the registration statement and (3) the date on which the shares covered by the registration statement may be resold by such holders pursuant to Rule 144(k) of the Securities Act of 1933, as amended. The registration right is subject to various customary conditions as set forth in the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Company will pay all fees and expenses related to the registration of such shares pursuant to the registration statement (excluding those of counsel or other advisors to the selling shareholders and any underwriting discounts and fees and brokerage and sales commissions, which will be paid by the selling shareholders). Under the Registration Rights Agreement, if the registration statement has not been declared effective by the SEC on or before the 90th day after the Effective Date of the Plan (a "registration default"), the Company has agreed to pay liquidated damages to each holder of a share of Convertible Preferred Stock purchased pursuant to the Commitment Agreement for each day that the registration default continues at the annual rate of $0.30 per share.

           The description of the Commitment Agreement and the Registration Rights Agreement and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreements which are annexed hereto as Exhibits 3 and 4, respectively, all of which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

2	Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, as modified and filed with the United States Bankruptcy Court for the District of Delaware on July 30, 2004 (incorporated herein by reference to Exhibit 2.2 to Company's Current Report on Form 8-K filed on August 11, 2004), as amended by Second Amended Modifications to Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, filed with the United States Bankruptcy Court for the District of Delaware on November 12, 2004 (incorporated herein by reference to Exhibit 2.2 to Company's Form S-1/A filed on November 19, 2004, and as confirmed on November 17, 2004 by the United States Bankruptcy Court for the District of Delaware)

3	Commitment Agreement, dated as of February 23, 2004, by and among the Company, certain holders of the Company's 10% Senior Subordinated Notes due 2009, and certain third party accredited investors (incorporated herein by reference to Exhibit 10.57 to the Company's Registration Statement on Form S-1 filed on May 14, 2004), as amended by Amendment No. 1, dated as of June 29, 2004, (incorporated herein by reference to Exhibit 10.2 to Company's Current Report on Form 8-K/A filed on December 21, 2004), as amended by Amendment No. 2, dated as of November 15, 2004, (incorporated herein by reference to Exhibit 10.3 to Company's Current Report on Form 8-K/A filed on December 21, 2004), as amended by Amendment No. 3, dated as of November 23, 2004, (incorporated herein by reference to Exhibit 10.4 to Company's Current Report on Form 8-K/A filed on December 21, 2004), and as amended by Amendment No. 4, dated as of December 20, 2004, (incorporated herein by reference to Exhibit 10.5 to Company's Current Report on Form 8-K/A filed on December 21, 2004).

4	Registration Rights Agreement, dated January 31, 2005, among the Company and the securityholders party thereto (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on February 1, 2005 by the Company)

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 10, 2005

INGALLS & SNYDER, LLC

By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       Managing Director

INGALLS & SNYDER VALUE PARTNERS, L.P.

By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       General Partner

/s/ Thomas O. Boucher, Jr.
Thomas O. Boucher, Jr.

/s/ Robert L. Gipson
Robert L. Gipson

/s/ Steven M. Foote
Steven M. Foote

/s/ Adam D. Janovic
Adam D. Janovic

EXHIBIT 1 TO SCHEDULE 13D

JOINT FILING AGREEMENT

           The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: February 10, 2005

INGALLS & SNYDER, LLC

By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       Managing Director

INGALLS & SNYDER VALUE PARTNERS, L.P.

By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       General Partner

/s/ Thomas O. Boucher, Jr.
Thomas O. Boucher, Jr.

/s/ Robert L. Gipson
Robert L. Gipson

/s/ Steven M. Foote
Steven M. Foote

/s/ Adam D. Janovic
Adam D. Janovic